Exhibit 99.2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Special Meeting to be held on 14 December 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend, vote and act on their behalf at the Special Meeting and at any adjournment thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the holder has not appointed a proxyholder other than the persons whose names are printed herein, this proxy will be voted FOR the special resolution.

6.
The securities represented by this proxy will be voted in accordance with the instructions of the holder on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of Special Meeting or other matters that may properly come before the Special Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. • Proxy Instructions must be received by 5:00 pm, Eastern Standard Time, on 13 December 2005.	• Go to the following web site: www.computershare.com/ca/proxy • Proxy Instructions must be received by 5:00 pm, Eastern Standard Time, on 13 December 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 p.m., Eastern Standard Time, on 13 December 2005.

Appointment of Proxyholder

I/We being holder(s) of Common Shares of CP Ships Limited hereby appoint: Michael Behrendt, or failing him, Ian Webber, both being officers of CP Ships Limited	OR	Instead of either of them (print the name of the person you are appointing).

as my/our proxyholder with full power of substitution and to attend, vote and act on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of CP Ships Limited to be held at The Fairmont Royal York, Upper Canada Room, 100 Front Street W., Toronto, Ontario, Canada at 10:00 a.m. (Eastern Standard Time) and at any adjournment thereof.

Special Resolution Please read the special resolution in full in Appendix A to the accompanying Management Proxy Circular dated 9 November 2005.

		For	Against
Approval and authorization of the amalgamation of CP Ships Limited and Ship Acquisition Inc. substantially on the terms and conditions set forth in the form of amalgamation agreement attached as Appendix B to the Management Proxy Circular dated 9 November 2005.	-->	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the special resolution.

Signature(s)

Date